Mail Stop 7010

            February 21, 2006

Mr. Michel Dumas
Executive Vice President, Finance and Chief Financial Officer
Tembec Industries, Inc.
800, Rene-Levesque Blvd., Suite 1050
Montreal, Qc, Canada H3B 1X9


	RE:	Form 40-F for Fiscal Year Ended September 24, 2005
		File No. 33-80178

Dear Mr. Dumas:

      We have completed our review of your Form 40-f and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Scott Watkinson, Staff Accountant, at
(202) 551-3741 or, in his absence, to the undersigned at (202)
551-
3255.

							Sincerely,


							Nilima Shah
							Accounting Branch Chief





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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE